Filed by Caladrius Biosciences, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Caladrius Biosciences, Inc.
Commission File No.: 001-33650

On April 27, 2022, Caladrius Biosciences, Inc. (“Caladrius”) and Cend Therapeutics, Inc. (“Cend”) hosted an investor conference call at 8:30 a.m. Eastern Time to discuss the entering into of a definitive merger agreement under which Cend will merge with a wholly owned subsidiary of Caladrius in an all-stock transaction. The conference call related to such proposed merger is set forth below:

Operator: This is Conference # 4166037

Operator: Welcome to the "Caladrius Biosciences Definitive Merger Agreement with Cend Therapeutics Conference Call." Currently, all participants are in a listen-only mode.

Following management's prepared remarks, we will hold a Q&A session. To ask a question at that time, please press star then the number one on your touchtone phone. If anyone has difficulty hearing the conference call, please press star zero for operator assistance. As a reminder, this call is being recorded today, Wednesday, April 27, 2022.

I will now turn the call over to John Menditto, Vice President of Investor Relations and Corporate Communications at Caladrius. Please go ahead, Sir.

John Menditto: Thank you, Operator and good morning, everyone. Joining me today from my management team are Dr. David Mazzo, President and Chief Executive Officer and Dr. Kristen Buck, Executive Vice President of Research and Development and Chief Medical Officer.

Earlier this morning, we issued a press release announcing the exciting news regarding our definitive merger agreement with Cend Therapeutics and proposed formation of Lisata Therapeutics.

The press release– the link to this webcast for the accompanying slides can be found under the investors and news section of the Caladrius Company website. If you have not received the news release, or if you'd like to be added to the company's email distribution list, please email me at jmenditto@caladrius.com.

Before we begin, I'll remind you that comments made by management during this conference call will contain forward-looking statements that involve risks and uncertainties regarding the operations and future results of Caladrius. I encourage you to review Slide #2 of this presentation which covers certain disclosures as well as the company's filings with the Securities and Exchange Commission, including, without limitation its forms, 10-K, 10-Q, and 8-K, which identifies specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.

Furthermore, the content of this conference call contains time sensitive information that is accurate only as of the date of this live broadcast, Wednesday, April 27th, 2022. Caladrius undertakes no obligation to revise or update these statements to reflect events or circumstances after for date of this conference call.

With that I will now turn the call over to Dr. Mazzo. Dave-

Dr. David Mazzo: Thank you, John and good morning, everyone. I am truly delighted to be here to speak to you about the creation of Lisata Therapeutics, a new diversified therapeutics company that is well positioned for future growth and it is in fact the combination of two very exciting companies in their own rights, Caladrius Biosciences and Cend Therapeutics.

As you all know, Caladrius for years has been focused on the discovery development and commercialization of therapies designed to reverse disease and regenerate tissue and Cend has also been working to develop novel approaches to significantly improve the efficacy of treatments for some of the most serious solid cancers that are in existence and coming together, we will be able to focus our combined efforts on advancing the Cend platform and really providing what we hope will be great value for patients as well as for shareholders.

Lisata Therapeutics, which will trade once the merger is closed under the Nasdaq symbol LSTA, is a public company or will be a public company that will have a diverse development pipeline, strong existing partnerships, and really what we believe is a very attractive potential for future lucrative partnerships.

Now, most of the time when a new company is formed, one of the first questions that is asked is from where does the name come? And I will tell you that Lisata actually has a meaning. It is derived from the Finnish word for augmented and enhanced, and you'll see why those associations are relevant as I go through the remainder of the slides.

The merger is expected to close in the third quarter of this year, pending shareholder approvals from both companies and the customary closing conditions associated with the transaction of this type and the ownership of the new company will be divided as approximately 50% of outstanding shares to each of the Caladrius and Cend shareholders with an even distribution of board representation as we go forward.

So as an overview, Lisata will have a very experienced and expert development and leadership team with extensive domain relevant experience and expertise. That is, the Caladrius team brings, of course, a vast amount of cardiovascular experience, but what's probably not known is the background of most of the Caladrius staff has experience working in the field of oncology and actually successfully developing oncology drugs.

I will be the Chief Executive officer of Lisata; David Slack, the current President and CEO of Cend Therapeutics, will become the President and Chief Business Officer of Lisata; and Dr. Kristen Buck from Caladrius will remain as the Executive VP of R&D and the Chief Medical Officer from Caladrius once Lisata is formed.

It's important to note that the scientific founder of the Cend Technology, Erkki Ruoslahti, who is Finnish by descent, is a world-renowned technical leader and scientist who has associations not only in Europe but spent a vast amount of his career here in the United States associated with a number of very high-quality institutions in California and Erkki will be a member of our board and also the leader of our Scientific Advisory Board.

In order for us to start working collaboratively immediately prior to closing, we are announcing that Caladrius is making an immediate $10 million investment in Cend and we will be providing resources over the course of the next several months leading up to the closing in order to maintain the momentum associated with the development of the exciting products in the Cend pipeline and I will describe those briefly in just a moment.

The company will have a full capital efficient development and public company operational infrastructure. It's going to be lean just like Caladrius has been and very capital-minded. We will only be about 30 people of very appropriate expertise and experience scattered, actually, not only across the United States, but with a few members of the team internationally placed as well.

A combined pipeline of multiple clinical stage assets will be in a variety of indications and there will be potential value creating milestones that will, I think, be attractive to shareholders over the next 12 to 24 months. At the time of closing, projected, as I said, toward the end of the third quarter of this year, the company is expected to have about $70 million in cash and investments, of course, no debt and we have the ability to advance the combined pipeline in a manner that I think will be very attractive to investors.

And then finally, Cend is bringing to the partnership an existing collaborative arrangement with Qilu Pharmaceutical of China the deal provides exclusive rights of the CEND-1 technology to Qilu in China, Taiwan, Hong Kong, and Macau, but they assume all development and commercialization responsibilities in the licensed territories, and Qilu will pay up to $225 million in milestones as well as double digit royalties on any product sales that occur in the region, so there's a lucrative existing partnership already coming into the Lisata fold.

Let's talk a little bit about the strategic rationale for why Caladrius felt that this was such a compelling merger. First of all, the proprietary platform technology that will be added to the Caladrius' pipeline is the CendR platform, which provides a targeted tissue penetration capability designed to specifically enhance drug delivery to solid tumor.

This technology actually converts the tumor stroma from a barrier to a conduit for effective delivery via coadministration of a range of chemo and immunotherapies.

It selectively depletes the intratumoral immunosuppressive cells and there is an additional discovery platform, the tumor penetrating nanocomplex, the TPN platform, that comes with the transaction which also has broad potential applicability to enable nucleic acid-based therapies to effectively treat solid tumor cancers and we'll talk more about that in just a moment. And along with the technology comes a strong intellectual property portfolio with patent protection well into the next decade with the eligibility for patent term extension.

As it relates to the clinical pipeline, it will be robust and we will have broad therapeutic reach. It's focused on advancing the lead product candidate CEND-1 and a variety of difficult to treat solid tumor applications. CEND-1 is currently in the Phase 2B study in first-line metastatic pancreatic ductal adenocarcinoma or PDAC in combination with standard of care chemotherapies, and we expect that the development of this compound will expand to additional difficult-to-treat tumors such as hepatocellular, gastric, or breast cancers and additional anti-cancer drug combinations, including immunotherapies over the course of the next year or so. It should be noted that CEND-1 has been granted fast track as well as orphan drug designation by the FDA.

And then after the value proposition, we have, as I mentioned, the strategic partnership in China with Qilu that has nondilutive milestone payments, development, collaboration, and participation in downstream economics associated with it. I've already mentioned the potential for up to $225 million in milestones and potential future royalties. And importantly, there's a $10 million payment due for proceeding to Phase III in PDAC and Lisata could receive that as early as sometime in 2023.

We also have additional partnership opportunities for broad applications of CEND-1 and the CendR platform with a variety of companies that are the innovators and distributors of the standards of care for a number of solid tumor treatments.

There's anticipated clinical data and business development milestones across the consolidated pipeline over the next 24 months, and of course, all this is going to be managed by an experienced management team that has extensive development expertise and with a series of leading scientific advisors to guide them.

So, let's take a moment and talk about the CendR platform and I will give you a sense of what the mechanism of action of this exciting new technology is. So CEND-1 is a cyclic peptide that targets tumors by binding to alpha-v integrin, which are selectively expressed on tumor vasculature, endothelium, and are not expressed on normal healthy vasculature.

Alpha-v integrins are also expressed on cancer associated fibroblasts, a major component of tumor stroma and the stroma are the noncancer and nonimmuno cell layer of cells that act to hold tumor tissues together and they often serve as a barrier to access to the actual tumor cells themselves.

Alpha-v integrins are also expressed on the tumor cells themselves and they are also found on intratumoral immunosuppressive cells, which contribute to an immunotherapy refractory or cold tumor microenvironment, which is evident in pancreatic and other cancers.

Once bound to the alpha-v integrins, CEND-1 is cleaved by proteases that are upregulated in tumors, creating a C-end rule or CendR linear peptide fragment.

The CendR fragment then binds to a second receptor on the tumor endothelium neuropilin to trigger activation of the CendR pathway, a novel active transport pathway, thus enabling the penetration of the tumor by the CendR peptide and, importantly, any co-administered and/or bound drugs, essentially converting the tumor stroma from a barrier to a conduit to each tumor cell target.

So, with that very brief technology background, I'm going to turn the presentation over to Dr. Kristen Buck to give you the background on the preclinical and clinical data that made us believe this is such a compelling opportunity. Kristen-

Dr. Kristen Buck: Thanks, Dave and good morning, everyone. I will begin with a summary of the preclinical data. This slide speaks to the targeted nature of CEND-1's effects. These might each have orthotopically implanted pancreatic tumors, and were administered fluorescent quantum dots. In the mouse on the left, you can see the quantum dots follow the mouse's entire circulation. Cend's collaborators developed an etching technology that quenches the fluorescence of circulating quantum dots, but not those that have penetrated tissues.

In the mouse on the upper right after quenching, you can see that the quantum dots did not penetrate the pancreatic tumor, but in the mouse on the lower right, in which CEND-1 was co-administered with quantum dots, we see dramatic penetration of the pancreatic tumor. It's notable that CEND-1 did not increase penetration of the quantum dots into other healthy tissues, only selectively into the tumor.

Here is another preclinical model demonstrating tumor tissue specific penetrating capabilities of CEND-1. As shown in this slide, nude mice were transplanted with human cancer cell lines. The addition of CEND-1 synergistically and statistically significantly reduced tumor volume versus either agent alone. In the lung cancer model, peak tumor volume was reduced about threefold versus gemcitabine alone. And in the liver cancer model, peak tumor volume was reduced about twofold versus sorafenib alone.

On Slide #15 here again a mouse model. The graph on the left shows that the combination of CEND-1 with trastuzumab, also known as Herceptin, eliminates the breast tumor altogether whereas trastuzumab or Herceptin alone only prevents the tumor from expanding. The graph on the right shows whereas ABRAXANE was unable to control tumor growth. ABRAXANE plus CEND-1 prevented the tumor from growing.

On Slide #16, in a gastric cancer model, the addition of CEND-1 enhances lymphocyte infiltration into tumors, which, as Dave noted, is typically a limiting factor in the therapeutic effect of adoptive cell therapy or chemotherapy. You see this by the red line in the middle with hearts versus the light gray line with squares in the top third.

Additionally, adding CEND-1 to PD-1 disrupted or programmed cell death protein 1 disrupted lymphocytes leads to further therapeutic efficacy. You see that here the pink line on the bottom was squares versus the gold line in the middle with diamonds. So, we have seen on this slide and the previous two slides that CEND-1 in addition to anti-cancer therapies improves tumor penetration and therefore makes the anti-cancer therapies more effective.

Survival rates have also been examined in these preclinical models by two independent investigators. Shown here are the survival rates in animals with pancreatic ductal adenocarcinoma. Both investigators confirmed that the addition of CEND-1 prolonged survival versus standard of care alone.

I will now summarize the data that provides the clinical validation for CEND-1 which was presented at ESMO in 2020. In this multisite Phase I clinical study of CEND-1 in combination with gemcitabine and nab-paclitaxel, 31 first line metastatic pancreatic ductal adenocarcinoma patients were enrolled and 29 were evaluable for efficacy. Overall, CEND-1 was very well tolerated and there were no dose limiting toxicities.

In fact, the safety of the combination was consistent with the standard of care alone. CEND-1 had a favorable pharmacokinetic profile with a median half-life of approximately 2 hours. The trial was stopped early due to the COVID pandemic, but patients were kept on drug on a compassionate use basis and despite the early stoppage, there were encouraging signs of increased antitumor activity.

Specifically, I will note several lines. The median progression free survival was 9.7 months. And the median overall survival was 13.2 months. The CA19-9, which is a circulating tumor biomarker for pancreatic cancer, was reduced in 96% of patients. And this slide, I believe, is the most compelling clinical slide as it provides a comparison of CEND-1 data versus recent historical registrational trials for pancreatic ductal adenocarcinoma from peer reviewed journals.

The data suggests that due to the enhanced tumor penetration, CEND-1 can augment the antitumor effectiveness of standard of care chemotherapeutic agents in pancreatic cancer. I will call your attention to a few rows.

The median overall survival was 13.2 months for the CEND-1 combination versus the 8.5 for the gem nab-paclitaxel arm, which is standard of care given today in approximately 50% of patients with pancreatic cancer.

Similarly, the progression free survival was 9.7 months for the CEND-1 combination with gemcitabine and nab-paclitaxel versus only 5.5 month for the gemcitabine and nab-paclitaxel arm alone.

And for the CEND-1 combination, 74% of patients had at least a 90% drop in their CA19-9 circulating tumor biomarker versus 31% of gemcitabine nab-paclitaxel arm alone and of gemcitabine, nab-paclitaxel alone. And that completes the high-level CEND-1 pre-clinical and clinical validation summary. And with that, I will turn the call back over to our CEO Dr. David Mazzo for the review of the combined companies exciting clinical development pipeline, Dave.

Dr. David Mazzo: Thanks, Kristen. Even with this brief overview of the preclinical and clinical data, I hope that you can all see why we are so excited about this combination and the creation of Lisata and the ability to work together with the Cend team to advance to CEND-1 technology in these difficult to treat tumors, so let's take a look at the combined pipeline the two companies. Lisata will have a very novel, diverse, and we believe risk mediated product development pipeline. On the top of the slide, you see a number of the ongoing programs that Cend will be contributing including programs that are in Phase II in first line metastatic pancreatic ductal adenocarcinoma as well as studies that are being done in resectable and borderline resectable PDAC colon and high grade other cancers as well as a solid tumor basket trial that Lisata will be planning for sometime early next year.

And then on the TPN platform, we are expecting to advance the discovery efforts in that area to identify a lead product candidate to bring to the clinic also coming in the near future. Joining that will be the existing Caladrius pipeline you all know very well which consists of XOWNA in coronary microvascular dysfunction, HONEDRA in Japan for critical limb ischemia and Buerger's disease, and CLBS201 in diabetic kidney disease, and all of these programs will be continued to their next development milestone evaluation date and of course as always, we will be taking data driven decisions regarding the future of any of the programs.

And finally, to give a bit more specificity around the anticipated milestones for Lisata therapeutics, you can see here I'm not going to read them to you all, but you can see over the course of the next roughly 18 to 24 months there are a number of data driven milestones that in any case could provide a big lift to both patients and shareholders in terms of value creation. So, with that, I'm going to end this brief overview. Of course in the months to come, we will be working diligently with our Cend colleagues to finalize the transaction to create the Lisata therapeutics and of course to provide you with regular updates on the progress not only on the organization but on the development activities of the combined company. We look forward to sharing what we hope will be great successes with you in the future. With that, operator, I'll turn it back to you and we can take some questions.

Operator: Thank you. And as a reminder to ask a question, you will need to press the star one on your touch tone telephone. To withdraw your question, please press the pound key. One moment please for our first question.

Your first question comes from the line of Emanuela Branchetti from H.C Wainwright, your line is open.

Emanuela Branchetti: Good morning, everyone, and thank you for taking the questions and congratulations on the merger, and a couple of questions on CD34 cell therapy pipeline first if you don't mind, so you just mentioned that you're going to reach the read out and make a decision on the next steps for each plan. Since the proper thing to be on CEND-1, I was wondering if you are thinking about allocating specifically or directly resources to the CD34 program in case the data is positive or if you also have in mind to look for BD opportunities.

Dr. David Mazzo: Emanuela, good morning, and thank you for the questions. I'm pleased to have the opportunity to clarify that. As we have always done our decisions about continued development of any products are data driven and we have a number of key data milestones projected for each of the three ongoing C34 programs over the course of the next six to nine months and again as always, we will use the data from those milestones to determine the next steps. We have always been and will continue to seek partnerships for the CD34 platform because as we have experienced with CLBS14 or OLOGO in the past where the stage three requirements from STA were quite onerous in terms of steady size and cost.

It seems unlikely that Caladrius alone would have been able to bring these products through to registration. So, we're hoping that the ongoing work in each of those three CD34 programs will provide sufficient and compelling data that will allow us to consummate partnerships which will then help support the continued development of those programs going forward, but as I said I've always been looking for partnerships and will continue to do so.

Emanuela Branchetti: Okay, thank you for that, and regarding the purpose of HONEDRA, what is the goal of PMDA clinical and nonclinical consultation?

Dr. David Mazzo: Well, again, thank you Emanuela for that question it's important to clarify. In Japan under the regenerative medicine law and with our Sakigake designations, there are a number of steps that one needs to take that lead up to the submission of a JNDA, I should remind you that because of - I would call them the legal requirements - that is, having an organization present in Japan and certain infrastructure and few other things Caladrius by itself is not capable or legally qualified to file the NDA in Japan, that's why we've always been seeking a partnership.

As we've reported previously the consummation of a partnership for HONEDRA in Japan is likely dependent on the upcoming clinical free consultation where it will be determined whether or not the existing data set is sufficient for submission to the regulatory authorities for consideration or whether additional clinical work might be required, that's one of the steps of course in determining whether you can proceed to JNDA. The other one is having a CMC or preclinical or non-clinical consultations where the regulatory authorities do a preliminary review of the non-clinical data and also give you the green light that's now in an acceptably advanced state that you could proceed to prepare the JNDA but remember my focus here is on consummating a partnership for the filing and registration of HONEDRA in Japan.

Emanuela Branchetti: Yeah, got it, great, makes sense. So, switching to CEND-1, is the program currently being developed only in China and is there a plan for expansion of the studies to the US and other territories, and if yes what's the timeline for that?

Dr. David Mazzo: The answer is simple answer is no. There are studies that are ongoing or plan to be started in other territories around the world including the United States, potentially Europe and Canada, and also Australia. There are also studies that have been completed in Australia and if people are wondering why Australia I think most people who are familiar with the pharmaceutical development environment in Australia will know that there is a substantial R&D tax credit actually a reimbursement for work done in Australia that the Australian government provides and Cend Therapeutics took advantage of that to do the early Phase one studies and that is some of the data that Kristen described earlier in Australia, but there are clearly plans to initiate studies in a variety of different cancers in other territories including it's not even focused on the United States in the future.

Emanuela Branchetti: Alright, got it, and thank you for the overview on CEND-1 mechanism of action. I was wondering what is the rationale behind the choice of PDAC as a first indication and what is the rational for selecting the other potential target term with indication?

Dr. David Mazzo: Well, Emanuela, we hope to organize in the coming months a more detailed technical discussion including our colleagues at Cend and perhaps even the technical founder of the technology -- as well as some KOLs but in very general terms we have looked for cancers that have very high concentrations of the alpha-v integrins and Nortel which are the receptors for which CEND-1 has an affinity, and so these are cancers that have stronger barriers and are generally the most difficult to penetrate and treat, so that's why we're looking at these, so it's really the amount the stroma and also the fact that the micro environment in terms of physical chemical characteristics such as PH and other things are amenable to the CEND-1 technology.

Emanuela Branchetti: Got it, thank you for that. And then lastly, and I'm sorry if you mentioned this, but how much cash is expected by the merger closing and what is now the expected runway of Lisata?

Dr. David Mazzo: So, the cash at closing, which again is targeted to be at the end of the third quarter of this year, hopefully sooner, but conservative in our estimates, is expected to be approximately 70 million dollars of cash and investments for the Lisata therapeutics and at this point I really can't comment on the true expected runway because we have a lot of things that are ongoing and will have a number of things proposed and it'll be based on decisions that will be taken by the new board of directors regarding prioritization of some of the proposed CEND-1 new programs. For example, as it relates to their timing that will determine the runway but the 70 million dollars, we will be I think very well-funded, very financially stable and we'll look forward to being able to operate our development activities in an unhindered fashion for some time. I'm being very careful not to mention months yet because there's still a lot to be worked out specifically.

Emanuela Branchetti: Got it, thank you very much, and again congratulations.

Dr. David Mazzo: Thank you, Emanuela.

Operator: Your next question comes from the line of Kumar Raja from Brookline Capital Market, your line is open.

Kumar Raja: Congratulations on the deal, thanks for taking my questions. So, with regard to starting the Phase 2 trial in Australia what needs to be done before you can start the trial, do you have enough drug supply to start the trial?

Dr. David Mazzo: Kumar, thanks for joining the call, and for the question this morning, and thank you for the kind words. Regarding the trial in Australia, as far as we are understanding, just about everything is in place to be able to begin that trial except for some last organizational details as it relates to clinical operations. There is drug substance and drug product available, and I believe all the necessary regulatory approvals are okay. The drug of course will be locally supplied in Australia - it's already there, so I think we're going to go there and we hope that either Cend or Lisata that will be making an announcement that's the initiation of that trial in the coming months.

Kumar Raja: Okay, and with regard to the optimal dose of CEND-1, how are you guys thinking about based on the Phase 1 data, will you be exploring other doses in the Phase 2 trial, and also will there be a control of gem and Abraxane in that Phase 2 trial?

Dr. David Mazzo: So, just to answer this more specifically, we've already done dose finding, or I should say Cend Therapeutics has already done dose finding in prior studies, but we will of course hone in on the dose that we think is most effective best tolerated as we move to a later stage clinical trials where the costs and let's say the risk of getting the dose wrong has obviously increased, but we believe that the data that's been generated to date strongly supports the 3.2 milligram per kilogram dose that's been used in trials. We’ll also get some more data out of the ongoing trials in China that are running and we always have the opportunity to look at additional clinical work if we deem to be necessary. And the second part of your question was?

Kumar Raja: Whether you'll have like a control on with gem and Abraxane.

Dr. David Mazzo: Yes, these will all be controlled studies.

Kumar Raja: Okay, with regard to the China study, what can you say in terms of how big of a trial that is and any additional details with regard to the trial, and also this 10 million based on proceeding to Phase 3 that would be in anywhere in the world or that would be based on entering the Phase 3 trial in China?

Dr. David Mazzo: That would be based on any in the world and I believe that the Phase ½ in China is in the 50 to 100 patients range to be candid of, I'm not exactly sure I have to go back to look at what has been announced. We have not yet been introduced to achieve it yet, obviously until the deal has been announced and this will occur over the course of the next several months but we expect that data from that trial could be available for us to see as early as next year.

Kumar Raja: Okay, and CEND-1 has both fast track and orphan designation in the US, so what is the strategy in terms of starting trials in the US.

Dr. David Mazzo: Well, the strategy is I think you're brought in the sense that with positive data coming out of the studies which would then support the Phase 1 work that had been done in Australia. I think there's a clear expectation that will continue to explore appropriate standard of care combinations with CEND-1 in later stage trials here in the United States, and will also be looking as we noted on one of the milestone and pipeline sides that we will be looking to initiate a basket trial in a variety of solid tumor cancers sometime in 2023 to explore CEND-1 in combination with standard of care for those difficult to treat cancers and a lot of that work we think will have a US component as well.

Kumar Raja: And the $10 million you are providing right now will that be treated as a loan or how is that going to be accounted for?

Dr. David Mazzo: No, it's actually, I would call it - it's being treated as an investment. We will purchase an appropriate corresponding number of Series D preferred shares of Cend, if the deal closes then that can be treated simply as pre-spend on the combined pipeline. If the deal doesn't close for some unfortunate reason, then we would own that much of an investment in Cend and we would have certain rights associated with the Series D preferred stock, it's not alone though.

Kumar Raja: Okay, this is very helpful thank you so much.

Dr. David Mazzo: Thanks, Kumar.

Operator: Your next question comes from the line of Steve Brozak from WBB, your line is open.

Steve Brozak: Yes, good morning, Dave, and congratulations on this merger. I've got three questions. The first one you actually opened up an interesting line by referring to the micro environment, given both companies have had a focus on that environment in terms of everything from re-vascularization to how to deal with oncological indications. Can you tell me about what the synergies, what the understanding was especially on the scientific level? If you can elaborate on that as much as possible then I'll follow up with two more questions, please.

Dr. David Mazzo: Good morning, Steve, thanks for joining, thanks for your question. We'll be able to get into this in much greater detail in the coming months, but to answer your question sort of top line the CEND-1 technology has the ability to function well in the micro enviro, it upregulates cytotoxic T cells and down regulates the T regulatory cells, and in many instances, there have been proposals that the association of CEND-1 with a variety of cell therapies could actually be an interesting approach to cancer treatment, but I suppose we have the opportunity to more broadly look at whether CEND-1 can deliver cells and cell therapies in a variety of other indications.

I think, they think what we will have to be very careful about going forward as we have two very exciting and very broadly applicable technologies that are going to be part of Lisata, and we have to be very careful to focus on development of those with the highest probability of success in the shortest amount of time in order to secure the success and sustainability of Lisata. You know, as scientists, if you have all these things in a candy store you can go in many different directions, but we're going to have to stay very, very focused, but we can see the potential for synergies between the two technologies.

Steve Brozak: Got it, thank you, and on one of the next follow up, you know you’re obviously a small cap biotechnology company yet, you seem to have a significant affinity for Asia related relationships and I know there's obviously a difference between China and Japan, but in focusing on the different partnerships and leveraging, what can you tell us about that environment that you have been past expert in and are expanding now. You know being past expert in and are expanding now, as far as going forward and potential collaborations going forward because it's unusual to see these types of collaborations were large run up, with a smaller biotechnology company it's very, very rare. What can you give us on that franchise?

Dr. David Mazzo: Well, I think the simple answer is you go to the partnerships where they have the greatest opportunity to have an impact in a lucrative market, it's very interesting technology but also candidly where the capital is. And there is I should say quite a lot of available capital in China, in Japan and in Asia overall and I think you know from my background I spent a lot of time working in Asia and have a number of contacts there, but also have a I think a reasonable working knowledge of the business environment and similarly our colleagues from Cend were able to cultivate a very interesting and lucrative yield with the achievable pharmaceutical company, one of the major pharmaceutical companies of China. We are not only focused on Asia, but I want to make that perfectly clear and looking forward to future partnerships will look towards the typical players in oncology and cardiovascular medicine which for the most part is internationally based although with a strong base of operations in North America.

Steve Brozak: And with that, you're actually led into the next question because when you're dealing with this kind of powerful building block technologies plural, you're looking at a situation that'll afford you the opportunity for many tranches of licensing collaboration, just in looking at your charts you're talking about double the number of announcements just in this year based on the successful merger. What are you looking at in terms of how would you envision partnering going forward with that as far as so what are your goals on that front? It obviously leads anyone to believe that this is going to be a significant partnering type of vehicle for again any biotechnology company and I'll hop off the line, thank you.

Dr. David Mazzo: Thanks, Steve. I think you've touched on probably the main point of consensus and shared vision between Caladrius and Cend. We collectively see the CEND-1 technology as being broadly applicable to any one of a number of existing chemo and immunotherapeutics and maybe even in the future nucleic acid and cell therapies for cancer treatment across a wide variety of solid tumor cancers as well.

And so our most important goal here in the future is to exploit the full potential of CEND-1 and that as you pointed out I think rightly gives us the opportunity to explore nonexclusive licenses and partnerships with a wide variety of specialty pharma and big international pharma companies across a quite a large number of potential indications, so we see this as really being sort of the sky's the limit kind of opportunity and we're looking forward very much to exploiting that to its fullest potential.

Steve Brozak: Great, well thank you for taking the questions. Congratulations and obviously good luck in all the announcements that are soon to come, thank you again.

Dr. David Mazzo: Thanks Steve, thank you Steve.

Operator: Your next question comes from the line of Peter Enderlin from MAZ Partners, your line is open.

Peter Enderlin: Thank you. Good morning, Dave and Kristen. There’s a lot of information to absorb. Could you just give us a little better sense of the relative strength that the two companies bring to this combined operation in terms of fundamental research and the ability to run clinical trials and eventually for commercialization and of course the financing aspect. I mean as these are going to be more or less two separate operations or is there going to be more integration between the two than you would have initially?

Dr. David Mazzo: No, Pete first of all, thank you. Thank you for joining and thanks for your question. To be very clear, Lisata will be a single organization operating as a single organization—

Peter Enderlin: And by the way where it's headquartered?

Dr. David Mazzo: Basking Ridge, New Jersey.

Peter Enderlin: Okay.

Dr. David Mazzo: Okay I should point out that the Cend organization really has only three full time employees, it has been a virtual organization supported by a number of very well-known and high quality consultants that have taken on a number of the operational roles, but one of the reasons that Cend was attracted to Caladrius is because we have a full operational and quite well respected clinical and regulatory operations infrastructure, as well as a public company infrastructure which will provide Lisata with access to capital in the public markets which Cend did not have as a private company. So, it's really an integration of the Cend team into the Caladrius team and a shared vision going forward, but most of the operation, really, almost all the operational infrastructure, comes from the Caladrius side.

Cend is contributing existing technology, existing partnerships, existing plans and in fact some strong business development and obviously technological expertise in that particular area to the combination, as well as strong expertise and experience for the people who will be joining us. So, in many ways this is a hand in glove kind of merger, it's the kind of merger that people dream about as being ideal because it's so easy to put the organizations together because there really is very little overlap and redundancy in the two organizations.

Peter Enderlin: I appreciate your comment about not being able to really specify the runway but based on the existing programs and clinical trials that you have, barring anything else that you add to the pile, can you give us a sense of what the burn rate would be going forward?

Dr. David Mazzo: Can’t do it, sorry. As I said, I can only give you the burn rate if I know exactly which programs are going to occur on what timelines and which ones will be done in partnership, which means they'll be shared cost and which ones will be where the costs will be borne by Lisata. So, all of that will be worked out over the course of the next several months and as is our habit we will be completely transparent about that once Lisata is formed and we can provide clarity on the exactitude of all of these things.

But I would say that we at Caladrius projected multiple years of cash runway based upon just the Caladrius pipeline and so I think it's fair to assume that there will be no immediate need for a capital infusion for Lisata to operate, there may be interest in people making an investment in Lisata, in fact we hope they will be, but we're not necessarily in a bind where we have to raise money in order for Lisata to be viable, Lisata will be viable financially from day one.

Peter Enderlin: Okay and then in terms of the overall long-term strategy you might say is it fair to assume that there will be relatively less emphasis on CD34 positive technology verses all the oncology programs.

Dr. David Mazzo: I think it's reasonable to assume that our Caladrius CD34 technology pipelines will have their future determined by the data that comes out of the ongoing clinical work and also by the interest that is shown by potential partners, by the regulatory agencies, and especially by investors. We do believe that the oncology portion of the Lisata pipeline will receive the near term emphasis because oncology tends to be an area where patients and shareholders show greater interest, where the opportunity for partnerships and even a conditional approvals comes earlier because of the immediate life threatening nature of the diseases, and where I think there's a greater interest just generally from the population because it's seen as such a deadly disease, notwithstanding the fact that cardiovascular disease remains the number one killer. It's a long term killer, it kills by attrition and where as many of these cancers unfortunately you can see the patients deteriorate sort of before your eyes and so it's much more visceral, much more emotional and the need is seen as much more immediate.

Peter Enderlin: Okay and you mentioned, if the deal closes, are there specific regulatory issues that could come up in terms of --Okay go ahead.

Dr. David Mazzo: No, no, that's me simply repeating what our lawyers have said to say, we can't promise you or guarantee anything. But, generally speaking, until it's done it's not done and so we have to put all the caveats around it, but we see no specific reason why this deal shouldn't close. Both sets of shareholders should see this as a compelling opportunity for near-term and long-term value creation.

Peter Enderlin: Okay, thanks and congratulations.

Dr. David Mazzo: Thanks Pete.

Operator: Your next question comes from the line of Walter Schenker from MAZ Partners, your line is open.

Walter Schenker: Hi David, we're not trying to double team you. I'm in Florida and Peter's up in New York (in New Jersey), sorry. Just a financial question, the last financing done by Cend which is a private company, put a broad valuation on it since you're the preferred I assume they've done some preferreds and other financing to get to this point.

Dr. David Mazzo: Yeah, the last I guess technically speaking vault, the last financing was a C round that was actually part of an acquisition of a company that Cend did to acquire the TPN technology. And I don't have the specifics of that deal. I believe that what we were looking at was that Cend was looking to do a financing prior to agreeing to this merger and they were marketing that financing as a $100 million pre-money, so we believe that the $90 million valuation is both fair for Cend, but also a good deal for the Caladrius shareholders. And of course, Cend then gave Caladrius a $90 million valuation which we think is much more in line with our intrinsic value than what our market cap has reflected in the past months.

Walter Schenker: Well since your cash was well above $90 million, we've had that discussion. I'm sure you've had with everybody, it's easy to make an intrinsic valuation. Just a quick cash question and to Cend you had about $95 million, $10 million is going into Cend which gets you to 85 million, you didn't probably burn $15 million in six months, you're paying off a little bit of their debt on their closing as well.

Dr. David Mazzo: No, no they have the debt melting off. Yeah, well I mean there's operations between both companies, well I should say this Caladrius still has operational expenses through right to the closing which includes three clinical programs that are ongoing. So, we're still enrolling patients in Freedom, we're enrolling patients in the 201 trial and we're undergoing site close out in Japan, so we'll be still spending money on our current pipeline as things go on.

I think that finances will, sorry to put you off a little bit, but if you could be patient, we will be filing our queue from the first quarter in just a week and so you'll have a much clearer idea of what was available at the end of March and what's projected going forward through the second quarter at that point in time. But I think you can see that we've had money that's being spent and you're right, we didn't spend $15 million in the first quarter but I mean, we can’t pre-announce what the 10-Q is going to say. And you'll see what was spent, what was invested, what remains and what's projected through the closing.

Walter Schenker: Okay, thanks a lot congratulations.

Dr. David Mazo: Thank you, Walt.

Operator: Thank you and we have reached the end of our Q&A session. I would now like to hand the conference back to Dr. David Mazzo. Sir, please go ahead.

Dr. David Mazzo: Well, thank you operator. And again, thank you all for joining us on this short notice. I think you can understand that we wanted to have an opportunity to talk to you, to provide a bit more color and detail around the press release, but the press release we believe is quite detailed and provides all the elite operational and investment information at the moment.

We look forward as the months unfolds to giving you more on the progress of the formation of Lisata. Again, we're delighted to have this opportunity, excited about the future and we look forward to your continued support and we wish you all a very fine day. Thank you very much.

Operator: Thank you. And ladies and gentlemen, this concludes today's conference call. Thank you for participating, you may now disconnect.